DynaResource, Inc.

The Urban Towers

222 W. Las Colinas Blvd., Suite 744 East Tower

Irving, Texas  75039

June 18, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	DynaResource, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2012
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 23, 2012
File No. 000-30371

Ladies and Gentlemen:

DynaResource, Inc. requests an extension, to June 26, 2012, of the deadline to respond to the staff’s comments to the Preliminary Proxy Statement on Schedule 14A for DynaResource, Inc.

Thank you for your consideration.

Respectfully,

/s/ K.W. (“K.D.”)  Diepholz

Chairman & CEO

cc: Ron Alper, Esq.